UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934*

ARADIGM CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505301

(CUSIP Number)

Grifols, S.A.

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174, Barcelona, Spain

Tel: +34 93 571 0500

Attention: David Bell

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Proskauer Rose LLP 1585 Broadway New York, NY 10036 Tel: (212) 969-3000 Attention: Peter G. Samuels, Esq. Rima R. Moawad, Esq.	Osborne Clarke S.L.P. Avenida Diagonal, 477 Planta 20, 08036 Barcelona, Spain Tel: +34 93 419 1818 Attention: Tomás Dagá Raimon Grifols

August 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 038505301	Page 2 of 13

1	Names of reporting persons Grifols, S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC1
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Spain
Number of shares beneficially owned by each reporting person with	7	Sole voting power 209,774,558
	8	Shared voting power 0[2]
	9	Sole dispositive power 209,774,558
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 209,774,558
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 35.8%[3]
14	Type of reporting person (see instructions) CO

[1]	Any beneficial ownership of Grifols of the Shares that may be deemed to have arisen from the Voting Agreements (as defined in Item 4) prior to their termination did not require the expenditure of any funds.
[2]	Shared voting power with respect to the 156,978,257 Shares beneficially owned by the Shareholders may be deemed to have been acquired through execution of the Voting Agreements prior to their termination upon the closing of the Stock Sale. See Item 5 for description.
[3]	Based on 586,375,325 shares, which is the sum of (i) 252,407,221 shares of common stock reported to be outstanding as of August 2, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 9, 2013 and (ii) 333,968,104 shares of common stock issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on August 29, 2013.

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

SCHEDULE 13D

CUSIP No. 038505301	Page 3 of 13

Item 1. Security and the Issuer

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, no par value (the “Shares”), of Aradigm Corporation, a California corporation (the “Issuer”). The principal executive office of the Issuer is located at 3929 Point Eden Way, Hayward, California 94545.

Item 2. Identity and Background

(a) through (c), (f)

This Schedule 13D is being filed by Grifols, S.A., a company organized under the laws of Spain (“Grifols”). The address of its principal office is Avinguda de la Generalitat, 152-158, Parc de Negocis Can Sant Joan, Sant Cugat del Valles 08174, Barcelona, Spain. Grifols is a global healthcare company and leading producer of plasma protein therapies. Grifols researches, develops, manufactures and markets plasma derivatives, IV therapy, enteral nutrition, diagnostic systems and medical materials.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Grifols (collectively, the “Schedule A Persons”), in each case as of the date hereof.

(d) and (e)

During the last five years, neither Grifols, nor to the knowledge of Grifols, any of the Schedule A Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, pursuant to the Stock Purchase Agreement (the “Stock Purchase Agreement”), dated May 20, 2013, between Grifols and certain other investors (the “Investors”), the Issuer agreed, subject to the terms and conditions set forth therein, to issue and sell a total of 209,774,558 Shares to Grifols and an additional 124,193,546 Shares to the Investors, for a total sale of 333,968,104 Shares (the “Stock Sale”), for a purchase price of $0.124 per share.

On August 27, 2013, pursuant to the Stock Purchase Agreement, Grifols purchased 209,774,558 Shares, for cash consideration of approximately $26.0 million, plus approximately $1.6 million to pay related fees and expenses. Grifols used its cash on hand to make such payments. No borrowed funds were used to purchase the 209,774,558 Shares.

The information set forth in Item 4 of this Schedule 13D is incorporated in this Item 3 by reference.

Item 4. Purpose of Transaction

As stated above in Item 3, on May 20, 2013, the Issuer and Grifols entered the Stock Purchase Agreement, under which Grifols agreed to purchase 209,774,558 Shares. Concurrently with the consummation of the Stock Sale, pursuant to the terms of the Stock Purchase Agreement, the Issuer and Grifols agreed to enter into a number of agreements, including the License Agreement, Option Agreement, Governance Agreement, Registration Rights Agreement and the Supply Agreement Term Sheet, each of which are described below.

SCHEDULE 13D

CUSIP No. 038505301	Page 4 of 13

Stock Purchase Agreement

On May 20, 2013, the Issuer entered into a Stock Purchase Agreement pursuant to which the Issuer agreed to issue 209,774,558 Shares to Grifols and an additional 124,193,546 Shares to the Investors, for a total sale of 333,968,104 Shares, for a purchase price of $0.124 per share. On August 27, 2013, pursuant to the terms of the Stock Purchase Agreement, Grifols acquired 209,774,558 Shares, representing approximately 35% of the issued and outstanding Shares (on a fully diluted basis). The aggregate gross consideration payable by Grifols to the Issuer was approximately $26.0 million and the aggregate gross consideration payable by the Investors was $15.4 million.

The consummation of the Stock Purchase Agreement was subject to certain customary closing conditions, including approval by the Issuer’s shareholders of:

•	certain amendments to the Issuer’s charter, including amendments necessary to increase the total number of Shares authorized to be issued by the Issuer to 706,830,627, including the 333,968,104 Shares to be sold in the Stock Sale (the “Charter Amendment”);

•	the consummation of the Stock Sale and the entering into the License Agreement (as defined below), Governance Agreement (as defined below) and other agreements described below and in the Stock Purchase Agreement (the “Transactions”); and

•	the Issuer’s entering into binding terms with a third party to commercially manufacture Products to permit the Issuer to satisfy its obligation to commercially supply Grifols with Products (the “Supply Agreement Term Sheet”).

As more fully described in below, concurrently with Grifols’s execution and delivery of the Stock Purchase Agreement, Shareholders of the Issuer holding approximately 62.4% of the outstanding Shares entitled to vote at a special meeting of the Issuer’s shareholders entered into agreements with Grifols to vote in favor of the Charter Amendment, the Stock Sale and other Transactions. The consummation of the Stock Sale with respect to the Investors is not a condition to the consummation of the Stock Sale with respect to Grifols. However, the consummation of the Stock Sale with respect to Grifols is a condition to the consummation of the Stock sale with respect to the Investors. Grifols does not believe that is is part of a group with the Investors.

Grifols acquired its position in the Shares for investment purposes. Grifols may, from time to time, and subject to Governance Agreement (as it may be amended, supplemented, or waived, from time to time), depending upon market conditions and other investment considerations, purchase additional shares of Common Stock for investment or dispose of Shares or engage in any other actions contemplated in subparagraphs (a) through (j) of Item 4 of Form Schedule 13D.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

License Agreement and Option Agreement

In connection with and concurrently with the closing of the Stock Sale, the Issuer and Grifols entered into a License and Collaboration Agreement (the “License Agreement”). Under the License Agreement, the Issuer granted to Grifols an exclusive, worldwide license to the Issuer’s inhaled ciprofloxacin program for the indication of non-cystic fibrosis bronchiectasis, the lead product candidate under which is named Pulmaquin™ (the “Program”). Under the License Agreement, Grifols agreed to fund development expenses pursuant to a Grifols-funded budget of $65 million (which includes allocations for the Issuer’s internal, fully-burdened expenses) and commercialize products from the Program (the “Products”) and to pay development milestones and royalties on future commercial sales of Products. The Issuer agreed to develop the Product for additional indications at Grifols’ sole expense if Grifols elects to pursue such development.

SCHEDULE 13D

CUSIP No. 038505301	Page 5 of 13

The foregoing description of the License Agreement is qualified in its entirety by reference to the full text of the License Agreement, which is attached as Exhibit 2 and is incorporated herein by reference.

In connection with and concurrently with the closing of the Stock Sale, the Issuer and Grifols entered into an Option Agreement (the “Option Agreement”) under which Aradigm granted to Grifols a limited term option to license the Issuer’s AERx® pulmonary drug delivery platform for use with another molecule. The Option Agreement affords Grifols a limited period of time to conduct a diligence assessment. If Grifols elects to proceed with a license, Grifols will pay Aradigm a low single digit royalty on net sales but bear all costs associated with development and commercialization.

The foregoing description of the Option Agreement is qualified in its entirety by reference to the full text of the Option Agreement, which is attached as Exhibit 3 and is incorporated herein by reference.

Governance Agreement

In connection with and concurrently with the closing of the Stock Sale, the Issuer and Grifols entered into a Governance Agreement (the “Governance Agreement”), which sets forth certain rights and obligations of the Issuer and Grifols concerning, among other things, certain corporate governance matters, certain limitations on future acquisitions of Shares by Grifols and certain rights by Grifols to maintain a target level of ownership in the Issuer.

Upon the execution and delivery of the Governance Agreement, the Issuer’s board of directors was reconstituted to consist of its chief executive officer, three independent directors under the NASDAQ Marketplace Rules and two persons designated by Grifols. The number of persons Grifols is entitled to designate for consideration for election to the Issuer’s board of directors and the Issuer’s nominating committee will thereafter depend on the percentage of beneficial ownership of the Issuer held by Grifols. Upon the closing of the Stock Sale, pursuant to the Governance Agreement, Grifols became entitled to designate two persons to the board of directors of the Issuer. Effective as of August 27, 2013, David Bell and Lafmin Morgan were appointed as the Grifols nominees to the board of directors of Grifols.

The Governance Agreement also provides that during the period beginning on the date of Closing and ending 12 months after the first commercial sale of a Product (the “Restricted Period”), Grifols will not directly or indirectly acquire or offer to acquire any shares of Common Stock except (i) with the approval of the Issuer’s board of directors and a majority of its independent directors, (ii) effected solely to the extent necessary to maintain the beneficial ownership of Grifols and its affiliates at an amount equal to 35% (the “Target Percentage”) of the shares of Common Stock on a Fully Diluted Basis (as defined in the Governance Agreement), or (iii) in order to maintain its ownership percentage in the event that the Issuer issues new securities, in accordance with the provisions of the Governance Agreement. The Restricted Period terminates upon the occurrence certain events, including a change in control of the Issuer and a third party publicly proposing to acquire the Issuer.

The Governance Agreement further imposes certain “standstill” obligations on Grifols during the Restricted Period, pursuant to which Grifols and certain related persons are prohibited from soliciting proxies from the Issuer’s shareholders, granting proxies or entering into voting agreements and seeking additional representation on the Issuer’s board of directors.

The Governance Agreement provides Grifols with certain preemptive rights to participate in future issuances of Shares or equivalents of Shares by the Issuer, or the right to acquire Shares from third parties or on the open market to maintain its Fully Diluted Ownership at the Target Percentage.

The Governance Agreement requires the approval of Grifols for certain actions by the Issuer which would adversely affect Grifols’ rights under the Governance Agreement, and for the Issuer to terminate the employment of its Chief Executive Officer or to appoint any successor Chief Executive Officer.

The foregoing description of the Governance Agreement is qualified in its entirety by reference to the full text of the Governance Agreement, which is attached as Exhibit 4 and is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 038505301	Page 6 of 13

Registration Rights Agreement

In connection with and concurrently with the closing of the Stock Sale, the Issuer entered into a Registration Rights Agreement with Grifols (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to provide registration rights to Grifols with respect to the Shares acquired in the Stock Sale.

Under the Registration Rights Agreement, Grifols is entitled to require the Issuer to file with the SEC certain registration statements under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the resale of the Shares acquired by Grifols in the Stock Sale up to three times on Form S-1 and up to six times on Form S-3, and to include its Shares in any registration the Issuer proposes for its own account or for the account of one or more of its shareholders.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit 5 and is incorporated herein by reference.

Voting Agreements

Concurrently with the execution and delivery of the Stock Purchase Agreement, and as a condition and inducement to Grifols’ willingness to enter into the Stock Purchase Agreement, Grifols entered into Voting Agreements (each a “Voting Agreement” and collectively, the “Voting Agreements”) dated as of the date of the Stock Purchase Agreement with First Eagle Value Biotechnology Master Fund, Ltd (and certain of its affiliates), Boxer Capital, LLC (and certain of its affiliates), Aaron Davis, Ivan Lieberburg, Laurence W. Lytton and MVA Investors, LLC (collectively the “Shareholders”). Under the Voting Agreements, among other things, the Shareholders irrevocably agreed, on the terms and subject to the conditions specified in the Voting Agreements, (i) to vote all Shares owned by them (to the extent the shares are entitled to vote) in favor of the adoption of the Charter Amendment and the approval of the Transactions, (ii) to grant an irrevocable proxy to certain designees of Grifols with respect to certain matters related to the Stock Purchase Agreement, (iii) to appear at the meeting of the shareholders of the Issuer to be convened for the purpose of voting on the Charter Amendment and Transaction, (iv) to vote against any action that would interfere with or prevent the consummation of the Stock Sale and other Transactions, (v) not to transfer any of such Shareholder’s interest in the Shares, other than in accordance with the terms and conditions set forth in the Voting Agreements, and (vi) not to solicit, initiate, encourage, facilitate or participate in, any discussions, negotiations or other actions by such Shareholder with respect to certain competing proposals for the equity or assets of the Issuer. As of May 20, 2013, the Shareholders held an aggregate of 156,978,257 Shares, representing approximately 62.4% of the issued and outstanding Shares entitled to vote at a special meeting of the Issuer’s shareholders.4 As a result, their votes alone were sufficient to ensure approval of the adoption of, among other things, the Charter Amendment and the approval of the Transactions, at the Special Meeting of Shareholders on July 15, 2013. Each Voting Agreement terminated upon the consummation of the Stock Sale on August 27, 2013. Any beneficial ownership of Grifols of the Shares that may be deemed to have arisen from the Voting Agreements prior to their termination did not require the expenditure of any funds.

Shared voting power with respect to the Shares beneficially owned by the Shareholders may be deemed to have been acquired through execution of the Voting Agreements prior to their termination upon the closing of the Stock Sale.

The foregoing description of the Voting Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, which are attached as Exhibits 6 through Exhibit 11 and incorporated herein by reference.

The information set forth in Item 3 of this Schedule 13D is incorporated in this Item 4 by reference.

Except as set forth in this Schedule 13D, Grifols has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

[4]	Based on 251,693,888 Shares reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013.

SCHEDULE 13D

CUSIP No. 038505301	Page 7 of 13

Item 5. Interest in Securities of the Issuer

(a) and (b)

Immediately prior to the execution of the Voting Agreements, Grifols did not beneficially own any Shares. However, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as a result of Grifols entering into the Voting Agreements and the irrevocable proxies contained therein, Grifols may have been deemed, prior to the termination of such Voting Agreements upon the closing of the Stock Sale, to share with the Shareholders the power to vote or to direct the voting of 156,978,257 Shares in favor of the adoption of the Charter Amendment and approval of the Stock Sale and certain other matters described above in Item 4. The Shareholders retained the right to vote their Shares on all matters other than those identified in the Voting Agreements. Accordingly, Grifols may have been deemed to be the beneficial owner of 156,978,257 Shares prior to the termination of the Voting Agreements. All Shares that may have been deemed to be beneficially owned by Grifols as a result of Grifols entering into the Voting Agreements and the irrevocable proxies contained therein constituted approximately 62.4% of the issued and outstanding Shares reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013.

Except as described in Item 4 and in the Voting Agreements, Grifols was not entitled to any rights as a shareholder of the Issuer as to the Shares covered by the Voting Agreements prior to their termination and disclaims all beneficial ownership of such Shares. For a description of the Voting Agreements, see Item 4, which description is incorporated herein by reference.

Effective upon the closing of the Stock Sale, Grifols has acquired 209,774,558 Shares and the sole power to vote and dispose such Shares. Effective upon the closing of the Stock Sale, the Voting Agreements terminated, and Grifols no longer shares the power to vote or direct the voting of the 156,978,257 Shares covered by the Voting Agreements.

Ramón Riera Roca (“Riera”), Executive Vice President of Sales and Marketing and member of the Board of Directors of Grifols, directly beneficially owns 500,000 Shares. Riera has the sole power to vote or direct the voting of, and the sole power to dispose or to direct the dispotition of, such Shares. Such Shares represent approximately 0.20% of all Shares outstanding.5

Except as set forth in this Item 5(a), none of Grifols, to the knowledge of Grifols, any persons named in Schedule A beneficially owns any Shares.

(c)

From June 3 through June 6, 2013, Riera purchased 500,000 Shares at approximately $0.19 per share through a broker.

Except for the agreements described in this Schedule 13D, to the knowledge of Grifols, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of Grifols, no person, other than the Shareholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

[5]	Based on 586,375,325 Shares, which is the sum of (i) 252,407,221 Shares reported to be outstanding as of August 2, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 9, 2013, and (ii) 333,968,104 Shares of common stock issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on August 29, 2013.

SCHEDULE 13D

CUSIP No. 038505301	Page 8 of 13

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference herein. Other than as described in this Schedule 13D and the agreements incorporated by reference herein and set forth as exhibits hereto, Grifols does not have, and, to the knowledge of Grifols, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

The following documents are incorporated by reference herein as exhibits:

Exhibit 1	Stock Purchase Agreement, dated May 20, 2013, by and among Aradigm Corporation, Grifols, S.A. and the investors listed on the Schedule of Purchasers attached thereto.

Exhibit 2	License and Collaboration Agreement, dated August 27, 2013, by and between Aradigm Corporation and Grifols, S.A.

Exhibit 3	Option Agreement, dated August 27, 2013, by and between Aradigm Corporation and Grifols, S.A.

Exhibit 4	Governance Agreement, dated August 27, 2013, by and between Aradigm Corporation and Grifols, S.A.

Exhibit 5	Registration Rights Agreement, dated August 27, 2013, between Aradigm Corporation and Grifols, S.A.

Exhibit 6	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and First Eagle Investment Management, LLC.

Exhibit 7	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and Boxer Capital, LLC.

Exhibit 8	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and MVA Investors, LLC.

Exhibit 9	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and Ivan Lieberburg.

Exhibit 10	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and Aaron Davis.

Exhibit 11	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and Laurence W. Lytton.

SCHEDULE 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2013

GRIFOLS, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

SCHEDULE 13D

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Schedule A

Directors and Executive Officers of Grifols

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Grifols. Except as otherwise indicated, the business address of each director and executive officer is: c/o Grifols, S.A., Avinguda de la Generalitat, 152-158, Parc de Negocis Can Sant Joan, Sant Cugat del Valles 08174, Barcelona, Spain.

Board of Directors

Board of Directors
Name of Director	Country of Citizenship	Principal Occupation or Employment	Name, Address and Principal Business of Employer
Víctor Grifols Roura	Spain	Chief Executive Officer, President and Chairman of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152-158 08174 Sant Cugat del Valles, Barcelona, Spain

Juan Ignacio Twose Roura	Spain	Executive Vice President of Global Industrial Division and Member of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152-158 08174 Sant Cugat del Valles, Barcelona, Spain

Ramón Riera Roca	Spain	Executive Vice President of Sales and Marketing and Member of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152-158 08174 Sant Cugat del Valles, Barcelona, Spain

Tomás Dagá Gelabert	Spain	Senior Partner at the law firm of Osborne Clark S.L.P and Member of the Board of Directors of Grifols, S.A.	Osborne Clarke S.L.P Avenida Diagonal 477 Planta 20 08036, Barcelona, Spain

José Antonio Grifols Gras	Spain	Member of the Board of Directors of Grifols, S.A. (Designee of Thorthol Holdings, BV)	4 Proud’s Lane, Dublin 2, Ireland

SCHEDULE 13D

CUSIP No. 038505301	Page 11 of 13

Thomas Glanzmann	Switzerland	Member of the Board of Directors of Grifols, S.A.	Glanzmann Enterprises Opfikonerstrasse 10, 8303 Bassersdorf, Switzerland

Edgar Dalzell Jannotta	United States	Chairman Emeritus of William Blair & Company L.L.C., a global investment firm, and Member of the Board of Directors of Grifols, S.A.	William Blair & Company LLC 222 West Adams Street Chicago, Illinois 60606

Anna Veiga	Spain	Director, Barcelona Stem Cell	Stem Cell Bank, Centre for Regenerative Medicine in Barcelona Dr. Aiguader, 88 4[a] Punta, 08003 Barcelona, Spain

W. Brett Ingersoll	United States	Senior Managing Director and Co-Head of Private Equity at Cerberus Capital Management, L.P. and Member of the Board of Directors of Grifols, S.A.	875 Third Avenue, 11th Floor, New York, NY 10022

Luís Isasi	Spain	Member of the Board of Directors of Grifols, S.A.	Morgan Stanley S.V. S.A. Serrano, 55 28006 Madrid, Spain

Steven Francis Mayer	United States	Senior Managing Director and Co-Head of Private Equity at Cerberus Capital Management, L.P. and Member of the Board of Directors of Grifols, S.A.	Cerberus California, LLC 11812 San Vencente Blvd Suite 300 Los Angeles, CA 90049

Belén Villalonga	Spain	Professor	New York University Stern School of Business Tisch 721 40 West 4th St New York, NY 10012

Executive Officers

(other than Members of the Board of Directors)

Executive Officers (other than Directors)
Name of Executive Officer (other than Directors)	Country of Citizenship	Title	Name, Address and Principal Business of Employer
Alfredo Arroyo	Spain	Chief Financial Officer	Embassy House, Ballsbridge, Dublin 4, Ireland

Eva Bastida Tubau	Spain	Corporate Vice President – Scientific & Medical Affairs	2410 Lillyvale Avenue Los Angeles, CA 90032

SCHEDULE 13D

CUSIP No. 038505301	Page 12 of 13

Mateo F. Borras Humbert	Spain	Corporate Vice President, Human Resources	C/. Palou, 6 08150 Parets del Vallés Barcelona, Spain

Jose Oriol Duñach Fulla	Spain	Vice President, Diagnostics Industrial Group	Diagnostic Grifols S.A. Passeig Fluvial 24 08150 Parets Valles, Spain

Javier Jorba Ribes	Spain	Executive Officer	Grifols S.A. Av. Generalitat, 152 Sant Cugat del Valles Barcelona, Spain

Montserrat Lloveras Calvo	Spain	Corporate Vice President, Corporate Accounting and Reporting	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152-158 08174 Sant Cugat del Valles, Barcelona, Spain

Nuria Pascual	Spain	Corporate VP IRO	Avda. Generalitat, 152 08174 Sant Cugat del Valles, Spain

Gregory G. Rich	United States	Chief Executive Officer of Grifols, Inc.	Grifols Inc. 2410 Lillyvale Avenue Los Angeles, CA 90032

Carlos Roura Fernández	Spain	Corporate Vice President, Global Industrial Division	Grifols, S.A. - Haemoderivates Manafacturing Can Guasch 2, 08150, Parets del Valles, Barcelona, Spain

Antonio Viñes Parés	Spain	Planning and Control Director	Grifols S.A. Av. Generalitat 150 Sant Cugat Barcelona, Spain

David I. Bell	United States and United Kingdom	Vice President of Corporate Operations and Development and General Counsel of Grifols Inc.	Grifols S.A. 2410 Lillyvale Avenue Los Angeles, CA 90032

Ignacio Ramal Subirá	Spain	Director of Corporate Internal Audit	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152-158 08174 Sant Cugat del Valles, Barcelona, Spain

SCHEDULE 13D

CUSIP No. 038505301	Page 13 of 13

EXHIBIT INDEX

Exhibit 1	Stock Purchase Agreement, dated May 20, 2013, by and among Aradigm Corporation, Grifols, S.A. and the investors listed on the Schedule of Purchasers attached thereto.

Exhibit 2	License and Collaboration Agreement, dated August 27, 2013, by and between Aradigm Corporation and Grifols, S.A.

Exhibit 3	Option Agreement, dated August 27, 2013, by and between Aradigm Corporation and Grifols, S.A.

Exhibit 4	Governance Agreement, dated August 27, 2013, by and between Aradigm Corporation and Grifols, S.A.

Exhibit 5	Registration Rights Agreement, dated August 27, 2013, between Aradigm Corporation and Grifols, S.A.

Exhibit 6	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and First Eagle Investment Management, LLC.

Exhibit 7	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and Boxer Capital, LLC.

Exhibit 8	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and MVA Investors, LLC.

Exhibit 9	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and Ivan Lieberburg.

Exhibit 10	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and Aaron Davis.

Exhibit 11	Voting Agreement, dated May 20, 2013, between Grifols, S.A. and Laurence W. Lytton.